September 27, 2006

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re: Federated Department Stores, Inc.
Form 10-K/A for Fiscal Year Ended January 28, 2006
Filed June 6, 2006
Form 10-Q for Fiscal Quarter Ended July 29, 2006
Filed September 7, 2006
File Number 1-13536

Dear Mr. Moran:

    On behalf of Federated Department Stores, Inc. (the "Federated"), we are writing to respond to your letter dated September 19, 2006 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in regard to our response dated August 28, 2006 to previous comments of the Staff related to the above-referenced filings.

    We have included the text of the Staff's comments preceding each of Federated's responses. Set forth below are Federated's responses to the comments presented in your letter.

Form 10-K/A, for the Fiscal Year Ended January 28, 2006

General

1.    Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

  Response: Federated notes the Staff's comment.

Item 1. Business

General

 2.    We note your response to comment 2 of our letter dated August 18, 2006 regarding the sales contribution by each class of similar product. Please provide us with the specific percentages for each merchandise category. Please also provide us support for your basis and rationale for combining merchandise sales for men with the sales for children. Refer to Item 101(c)(1)(i) of Regulation S-K.

  Response: In future filings of its Form 10-K, Federated proposes to include disclosure similar to the following with respect to the percentage of sales contributed by each class of similar products for each fiscal year presented:

  For 2005, 2004 and 2003, the following merchandise constituted the following percentages of sales:

	2005 (1)	2004	2003
Feminine Accessories, Intimate Apparel, Shoes and Cosmetics	34%	33%	32%
Women's Apparel	28%	27%	27%
Men's and Children's	21%	21%	21%
Home / Miscellaneous	17%	19%	20%
Total	100%	100%	100%

                                   (1) Excludes sales from stores acquired in the May acquisition.

  Please note that Federated does not have the ability to calculate the percentage of sales contributed by the foregoing classes of merchandise sold in the acquired May stores during the period from their acquisition by Federated on August 31, 2005 through the end of fiscal 2005. Federated will be able to calculate these percentages for fiscal 2006 and subsequent years.

  Federated combines merchandise sales for men and children because these categories of merchandise are typically overseen by a single general merchandise manager. Similarly, Federated's management reviews and analyzes performance and financial data for these two categories of merchandise on a combined basis. In addition, merchandise sold in Federated's children's department represents only a small portion of Federated's total sales and constituted only approximately 4% of Federated's total sales in each of 2005, 2004 and 2003. Consequently, Federated believes that it is appropriate to combine the sales of its men's and children's categories of merchandise for purposes of the foregoing disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 15

Comparison of the 52 Weeks Ended January 28, 2006 and the 52 Weeks Ended January 29, 2005

 3.    We note your response and Appendix A to comment 5 of our letter dated August 18, 2006 regarding your discussion of the overall change for each revenue and expense line items presented. The revised disclosure on Appendix A for cost of sales and selling, general and administrative expenses does not indicate the amount of the overall change in each of these line items during fiscal 2005. We believe such basic information should be provided so that investors can better understand the explanations and reasons for the change. Refer to Item 303(a)(3) of Regulation S-K.

  Response: In its future filings, Federated proposes to enhance its disclosure by including the dollar amount of overall change in cost of sales and SG&A expense, except to the extent that Federated may determine in particular instances that disclosure of such dollar amounts is not meaningful to investors.

  For example, Federated proposes revising the first sentence of its comparison of cost of sales for 2005 and 2004 in its 2006 Form 10-K in a manner similar to the following:

  Cost of sales was $13,272 million or 59.3% of net sales for 2005, compared to $9,382 million or 59.5% of net sales for 2004, an increase of $3,890 million.

  Similarly, Federated proposes revising the first sentence of its comparison of SG&A expense for 2005 and 2004 in its 2006 Form 10-K in a manner similar to the following:

  Selling, general and administrative ("SG&A") expenses were $6,980 million or 31.2% of net sales for 2005, compared to $4,994 million or 31.6% of net sales for 2004, an increase of $1,986 million.

4.    We note your response to comment 6 of our letter dated August 18, 2006 regarding the stores included in your calculation of comparable store sales data. Your response appears to suggest that once the re-branding process has been completed none of the acquired May stores will be among those included in your calculation of comparable sales data since none would have been operating under the "Macy's" or "Bloomingdales" trade name and in accordance with your merchandising plans throughout the fiscal years being compared. Please confirm that our understanding is accurate, or explain to us why it is not.

  Response: Federated did not intend to suggest that acquired May stores would be excluded from its calculations of comparable store sales data for periods after fiscal 2006. Federated has consistently defined "comparable store sales" as sales from stores in operation throughout the fiscal years being compared and all Internet and mail order sales from continuing businesses for such fiscal years. Inherent in this definition is that new stores and acquired stores are included beginning in the first quarter of the fiscal year following one full fiscal year of operation by Federated. Consistent with this definition, the acquired May stores will be included in the comparable store sales data beginning with the first quarter of fiscal 2007.

5.    We note your response to comment 7 relating to providing as part of your explanation for the change in net sales the amount of sales attributable to new stores opened in the current and prior years that do not meet the requirements to be included in comparable store sales. You state in your response that investors would not find useful sales attributable to new stores. We believe investors generally are very interested in the performance of new store openings and their impact on current period results and should be provided this information to assist them in understanding your operating results. Refer to Item 303(a(3) of Regulation S-K.

  Response: At the end of 2005, Federated operated more than 850 stores. During 2005, Federated opened only eight new stores. At the end of each of the four fiscal years prior thereto, Federated operated more than 450 stores and opened an average of approximately eight new full-line stores during each of those years. Accordingly, the number of new stores opened by Federated each year historically has not been significant and revenues and expenses associated with newly opened stores have not materially impacted, and are not expected to materially impact, Federated's consolidated results of operations. Consequently, Federated does not believe that disclosure of the change in net sales attributable to new stores opened in the current year or prior years is required under Item 303(a)(3) of Regulation S-K or otherwise.

  As noted in its prior response, Federated continues to believe that segregated information about recently opened stores would not be useful to investors because sales attributable to new stores opened during any given fiscal year have not historically represented a significant component of its total sales. In addition, Federated believes it is premature to evaluate a new store's performance until it has been in operation throughout a completed fiscal year.

  Except with respect to the transition period from August 31, 2005 through the end of fiscal 2006, the total and comparable store sales data routinely provided by Federated enables investors to assess the impact of store openings and closings on sales during the periods presented. Additionally, other than during the transition period, the difference between Federated's total sales and comparable store sales typically has not been significant.

Consolidated Financial Statements

Note to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

 6.    We note your response to comment 15 of our letter dated August 18, 2006 regarding your segment disclosure and compliance with the requirements of SFAS 131. The financial information you provided us details sales and gross margin data for your operating divisions. We understand that your acquisition of the operations of May Department Stores Company included the discount retail business of Filene's, which we understand at one time included perhaps other discount businesses such as Value City. Tell us which division includes these operations. Please also provide us with the net sales and gross margin financial information for Filene's along with that of any other discount businesses that you may operate for all periods presented so that we can complete our review of your compliance with SFAS 131. Please explain to us why you believe the discount operations of businesses such as Filene's meet the aggregation criteria in paragraphs 17-19 of SFAS 131. We may have further comment upon review of your response. Refer also to EITF 04-10 for further guidance on the requirements of aggregation.

  Response: In 1988, Federated sold Filene's (a full-line department store) to May and sold Filene's Basement (a discount retail business) to a third party. It is Federated's understanding that Filene's Basement is currently owned and operated by Retail Ventures, Inc. (formerly Value City Department Stores, Inc.), which is an unrelated third party. Neither May, at the time of its acquisition by Federated, nor Federated, at any time during the periods covered by the audited financial statements included in its 2005 Form 10-K, operated Filene's Basement or any similar discount retail business.

7.    We have read your response to our prior comment 15 of our letter dated August 18, 2006. Your response indicates that your operating divisions share similar economic characteristics. However, you have only provided us one year of financial data and that data does not support your assertion. For example, we note that from 2004 to 2005 certain divisions experienced significantly higher growth in operating income than others. Also, we noted that certain divisions appear to be significantly more profitable than others. Please explain in more detail why you believe that the divisions share similar economic characteristics. Your explanation would be enhanced by providing more historical information in order to better identify historical trends as well as a more detailed response concerning why, for example, your stores in the Northwest are expected to achieve a level of profitability similar to that of Florida and the East.

  Response: Federated operates full-line department stores on a nationwide basis. All stores included in Federated's continuing operations now operate under either the "Macy's" or "Bloomingdale's" nameplate. As noted in its prior response, Federated believes that its department store operations satisfy the aggregation criteria set forth in paragraph 17 of SFAS No. 131 and, accordingly, that Federated has only one reportable operating segment.

  In its prior response, Federated explained the substantial similarities in the nature of the products and services, customers, methods and processes associated with its Macy's and Bloomingdale's stores. In addition, the key economic characteristics of Federated's department store operating divisions are sufficiently similar to satisfy the aggregation criteria of paragraph 17 of FSAS No. 131. Under separate cover, Federated will provide to the Staff additional information regarding this similarity.

  A significant element of Federated's business strategy is to leverage and deploy Federated's brands and other attributes on a nationwide basis (subject to variations in merchandise assortments tailored to local preferences). This strategy is expected to further increase the similarity of the operational attributes and economic characteristics of Federated's stores.

8.    We note your response to comment 17 of our letter dated August 18, 2006 relating to your disclosure of cash allowances and credits received from vendors in connection with your resale of their products. We believe your disclosure relating to vendor allowances and credits supporting your advertising activities and related expense should provide adequate information for investors and users of your financial statements to assess the impact and potential risk if vendors discontinued their support. Please tell us and also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. We believe that you should also include in your revised disclosures the following additional information:
    the estimated number of vendors and the length of time of the agreements;
    a summary of the terms and conditions of the agreements;
    a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
    in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
    the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

Response: Under separate cover, Federated will provide to the Staff the amount of its cooperative advertising reimbursements for 2005, 2004 and 2003. However, Federated reiterates its strong belief that such information constitutes confidential financial information, the disclosure of which would have an adverse effect on its competitive position.

In order to enhance investor understanding of these matters generally, Federated proposes to include in its future Form 10-K filings disclosure similar to the following:

The Company receives various allowances from various vendors in support of the merchandise it purchases for resale. The Company receives certain allowances as reimbursement for markdowns taken and/or to support the gross margins earned in connection with the sales of vendor merchandise. These allowances are generally credited to cost of sales at the time the merchandise is sold in accordance with EITF Issue No. 02-16. The Company also receives advertising allowances from more than 1,200 of its merchandise vendors pursuant to cooperative advertising programs, with some vendors participating in multiple programs. These allowances represent reimbursements by vendors of costs incurred by the Company to promote the vendors' merchandise and are netted against advertising and promotional costs when the related costs are incurred in accordance with EITF Issue No. 02-16. The arrangements pursuant to which the Company's vendors provide allowances, while binding, are generally informal in nature and one year or less in duration. The terms and conditions of these arrangements vary significantly from vendor to vendor and are influenced by, among other things, the type of merchandise to be supported. Although it is highly unlikely that there will be any significant reduction in historical levels of vendor support, if such a reduction were to occur, the Company could experience higher costs of sales and higher advertising expense, or reduce the amount of advertising that it uses, depending on the specific vendors involved and market conditions existing at the time.

Federated does not believe that it is practical to summarize the terms and conditions of its advertising allowance arrangements in greater detail than set forth above because of the large number of vendors providing these allowances and the significant variances in the terms and conditions of these arrangements. Moreover, Federated believes that detailed disclosure of the terms and conditions of such arrangements would have an adverse effect on its competitive position and would not be material to investors.

As previously stated, Federated cannot make a blanket statement as to whether it would continue to incur the same level of advertising expenditures if vendors did not reimburse Federated for a portion of the expense. Advertising expenditures are dependent upon, among other things, the particular merchandise to be advertised and various other circumstances. Moreover, Federated does not believe there is a significant risk that its merchandise vendors will discontinue these advertising allowances. There is a long history of widespread provision of advertising allowances to the retail industry. Moreover, the provision of advertising allowances is a significant basis upon which merchandise vendors compete and Federated believes that these allowances are an integral element of the business models of these vendors. Federated believes that its exposure to any such risk is further diminished by its broad and diverse vendor base, its lack of dependency on any particular vendor and the quality of its relationships with its vendors.

Federated is unable to calculate the impact that vendor allowances have on its results of operations in terms of generating additional revenues.

The amount of excess cooperative advertising allowances recorded in cost of sales, as required by EITF Issue No. 02-16, was less than $2.0 million in fiscal 2005, which is not significant.

Note 2. Acquisition, page F-16
Note 9. Goodwill and Other Intangible Assets, page F-25

9.    We note your response to comments 19 and 20 of our letter dated August 18, 2006. We are unable to complete our review of your purchase price allocation without further understanding of the details relating to the fair value assigned to property and equipment. According to your purchase price allocation in Note 2, we note that $6.5 billion was allocated as the fair value of the property and equipment for continuing operations consisting of approximately 460 retail stores. Further, according to the disclosure in Note 4, an additional $627 million was allocated to property and equipment for those May assets included in discontinued operations, for a total of approximately $7.1 billion cost assigned to the acquired May property and equipment. Further, according to the last annual report filed by May Department Stores prior to the acquisition, property and equipment, net, approximated $6.2 billion with more than 63% of the locations owned. In order to complete our review of your purchase price allocation relating to the acquisition of May Department Stores, please provide us with a more detailed explanation supporting your position that the fair value of the acquired property and equipment approximated $7.1 billion. Based on the values assigned by you, it appears to suggest that the book value of the May property and equipment approximated 87% of its fair value at the date of acquisition in 2005. Please provide us with a description of the valuation method used and detailed copy of the independent valuation, including the related assumption, prepared in connection with your acquisition supporting the fair values assigned to the May property and equipment assets. We may have further comment upon review of the information provided with your response. Refer to paragraphs 37(d) and 39 of SFAS 141.

  Response: Federated engaged Deloitte Financial Advisory Services, LLP, a nationally-recognized consulting firm, to determine the fair value of the property and equipment acquired in the May acquisition. In addition, the fair value determination was reviewed by Federated's independent registered public accounting firm as part of the external audit of Federated's fiscal 2005 consolidated financial statements.

  Under separate cover, Federated will provide to the Staff the relevant portions of the valuation report supporting the fair values assigned to the property and equipment acquired by Federated in the May acquisition. These materials will include a description of the valuation method used to determine the fair values.

Form 10-Q for the Fiscal Quarter Ended July 29, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the 13 Weeks Ended July 29, 2006 and July 30, 2005

 10.    We note your response to comment 21 of our letter dated August 18, 2006. However, you disclose that net sales increased $2,372 million, or 65%, but do not explain to investors how much of the increase can be attributable to the May stores acquired subsequent to the second quarter of 2005. Please tell us how the amount of the increase in net sales can be attributed to the May stores acquired that remain in continuing operations, but had not been operating during the quarter under either the Macy's or Bloomingdale's brand name. Please also explain to us why you believe it is appropriate to present a discussion on your operating results during the quarter and exclude from that discussion an explanation of the impact that the acquired May stores had on your net sales and cost of sales. Refer to Item 303(a)(3) of Regulation S-K.

Response: Net sales for the second quarter of 2006 totaled $5,995 million, compared to net sales of $3,623 million for the second quarter of 2005, an increase of $2,372 million or 65%. Net sales for the second quarter of 2006 included the continuing operations of May, which represented $2,183 million or 36% of total net sales.

Through August 2006, Federated has been in a transition period during which the continuing operations of May have been included in current period operating results, but not in comparable prior period operating results. This transition period is nearing completion as Federated has now owned the acquired May operations for more than one year and has completed the re-branding of acquired May stores. Beginning with the third quarter of 2006, net sales and cost of sales for both the current and comparable prior periods will include the continuing operations of May, although Federated owned the acquired May stores for only a portion of the third quarter of 2005.

In its Form 10-Q for its fiscal quarter ending October 28, 2006, Federated proposes to include disclosure regarding net sales similar to the following:

Net sales for the third quarter of 2006 totaled $___ million, compared to net sales of $____ million for the third quarter of 2005, an increase of $____ million or __%. Net sales for acquired May stores included in the Company's total net sales were $____ million for the third quarter of 2006 and $____ for the third quarter of 2005. Net sales for the third quarter of 2006, compared to the third quarter of 2005, were negatively impacted by the exclusion of 77 duplicate store locations where clearance sales have been completed, which was partially offset by the additional month of reported sales of acquired May stores. On a comparable store basis (sales from Bloomingdale's and Macy's stores in operation throughout 2005 and 2006 and all Internet sales and mail order sales from continuing businesses), net sales for the third quarter of 2006 were up __ percent compared to the third quarter of 2005.

In its Form 10-K for the fiscal year ending February 3, 2007, Federated proposes to include disclosure regarding net sales similar to that set forth in paragraph 2 of Appendix A to Federated's prior response letter. Commencing with the first quarter of 2007, all continuing May stores will be included in Federated's comparable store sales data.

Effective as of the beginning of fiscal 2006, the continuing operations of May were integrated into Federated's eight operating divisions, generally without regard to the pre-acquisition divisional structure of May. Consequently, during the transition period from January 28, 2006 through the end of fiscal 2006, Federated is unable without unreasonable effort or expense to calculate cost of sales for the acquired May stores on a store-by-store basis. In this regard, for management purposes, Federated analyzes the performance of stores included in its various operating divisions primarily in the aggregate rather than on a store-by-store basis. Commencing with the first quarter of 2007, this will no longer be an issue because the acquired May stores will have been operated by Federated in their current configuration for an entire year.

* * * * * * *

Federated hereby acknowledges that:
  Federated is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and
  Federated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

    If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc: Karen M. Hoguet, Federated
     Dennis J. Broderick, Federated
     Padma T. Cariappa, Federated
     Linda J. Balicki, Federated
     Joel A. Belsky, Federated